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                                                                       EXHIBIT 1

ZINDART LIMITED TO ACQUIRE SPECIALTY BOOK AND PACKAGING MANUFACTURER

November 10, 1997 8:07 a.m. EST

HONG KONG--(BUSINESS WIRE)--November 10, 1997--Zindart Limited (NASDAQ:ZNDTY) announced today that it has entered into a letter of intent to acquire Hua Yang Printing Co. Limited ("Hua Yang"), a leading printer and manufacturer of hand-assembled "pop-up" and novelty books and also a printer of packaging and paper products, through an acquisition of the stock of its parent company.

The total consideration for the acquisition is (US) $35 million in cash and 1,000,000 new Zindart shares.

The transaction is expected to close on Jan. 1, 1998; however, 333,333 shares of the 1,000,000 shares will be issuable upon the completion of the fiscal 1999 audit and subject to Hua Yang earning an aggregate of approximately $15.6 million in earnings before interest, taxes, and depreciation and amortization in the two fiscal years ending March 31, 1999.

Zindart is negotiating a $35 million syndicated revolving credit facility through Credit Suisse First Boston, which is additionally serving as a financial advisor to Zindart in connection with the acquisition, to finance the acquisition and to provide working capital.

Feather Fok, Chief Operating Officer and CFO of Zindart, stated, "Like Zindart, Hua Yang has a long history of providing its international customers with strong engineering and turn-key support and excellence in the hand-assembly by a skilled workforce. We have an added advantage of knowing Hua Yang well, as it supplies box packaging to our core customers Hallmark and Mattel."

"We are already exploring cooperating marketing initiatives and cross-selling opportunities, as well as possible operating economies."

With headquarters in Hong Kong, Hua Yang has production facilities in Shenzhen, PRC, approximately 30 miles from Hong Kong and employs a workforce of approximately 2,500. Approximately 53% of Hua Yang's fiscal 1997's sales were attributable to sales of hand-assembled books, consisting of board books, pop-up books and novelty books produced for many of the world's leading publishing houses and independent concept packagers.

Novelty books incorporate electronic devices, special materials or features, and Hua Yang's creative staff employs turnkey services to attract customers. Hua Yang also has been in the packaging box business since the 1960s, and concentrates in the area of high value-added packaging boxes that involve complicated printing techniques and hand assembly and command higher gross margins.

Hua Yang's parent is a privately-held company whose largest shareholders are also principal shareholders of Zindart, including the ChinaVest IV Funds and certain limited partnerships managed by Advent International Corporation. An independent committee of the Board of
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Directors of Zindart has been established to review the acquisition accordingly and is being separately advised by Van Kasper & Company.

Hua Yang reported sales of approximately $33.5 million in its fiscal year ended March 31, 1997.

Consummation of the transaction is subject to customary closing conditions including, without limitation, (a) the execution of definitive agreements relating to the transaction, (b) approval of the issuance of Zindart Ordinary Shares by the shareholders of Zindart, (c) satisfactory completion of Zindart's due diligence review of Hua Yang, (d) receipt by Zindart of a "fairness opinion" from Van Kasper & Company, (e) completion of transaction financing and
(f) the absence of any material adverse change to Hua Yang's business, financial condition, shareholders' equity, financial performance or prospects.

Zindart, which was founded in 1978, is a Hong Kong-based manufacturer of high-quality detailed metal die-cast and plastic molded collectibles, ornaments, and toys. Its major customers are located in the United States. Zindart reported its results for the six months ended September 30, 1997 on November 4, 1997.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for the company's products, changes in economic conditions, construction delays with respect to the company's new facilities, logistical problems in consolidation production at a single facility and other risks described in the Form 20-F for the fiscal year ended March 31, 1997. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart prepares its financial results in U.S. dollars in accordance with U.S. GAAP.